Exhibit 99.1

SINOVAC Regained Compliance With the Nasdaq Global Market’s Listing Requirements

BEIJING, China June 15, 2026 – Sinovac Biotech Ltd. (Nasdaq: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that it received a notification letter dated June 10, 2026 (the “Notification Letter”), from Hearing Advisor of The Nasdaq Stock Market LLC., indicating that the Company has regained compliance with Listing Rule 5250(c)(1) and that the Company is therefore in compliance with the Nasdaq Global Market’s listing requirements. As noted in the Hearing Panel’s May 20, 2026 compliance determination, the Company remains under a Mandatory Panel Monitor pursuant to Listing Rule 5815(d)(4)(B) until May 20, 2027.

The Company filed its annual report on Form 20-F for the year ended December 31, 2025 on June 5, 2026. The Notification Letter also stated that the hearing before the Hearings Panel, applied for by the Company, had accordingly been canceled.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based global biopharmaceutical company, with a mission of “supply vaccines to eliminate human diseases”, the company specializes in the research, development, manufacturing and commercialization of vaccines and related biological products that protect against human infectious diseases.

The Company’s diversified portfolio includes vaccines for influenza, viral hepatitis, varicella, Hand-Foot-Mouth disease (HFMD), poliomyelitis, pneumococcal disease, etc., of which 3 vaccines have been prequalified by WHO, including inactivated hepatitis A vaccine Healive®, Sabin-strain inactivated polio vaccine (sIPV), and varicella vaccine.

SINOVAC has a leading edge in developing vaccines to combat infectious disease outbreaks and was among the first to initiate R&D during major public health emergencies, including SARS, H5N1, H1N1, and COVID-19. The company developed the world’s first inactivated SARS vaccine (Phase I completed), China’s first H5N1 influenza vaccine (Panflu®), the world’s first H1N1 influenza vaccine (Panflu.1®), and CoronaVac®, the most widely used inactivated COVID-19 vaccine globally.

Beyond its marketed portfolio, the Company is advancing a robust pipeline that includes combination vaccines, recombinant protein vaccines and next-generation platforms such as mRNA technologies and antibodies.

With a long-standing commitment to innovation and global health, SINOVAC is expanding its global footprint by strengthening partnerships with research institutions, international organizations, and local partners. Through broader market presence, technological cooperation, and localized production, the Company aims to accelerate vaccine development and supply, enhance regional access to high-quality products, and better address unmet medical needs while improving preparedness for future pandemics.

For more information, please see the Company’s website at www.sinovac.com.cn or www.sinovac.com.

Contacts

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279 9779
Email: ir@sinovac.com